SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14D-9A
Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

__________________

EMPIRE STATE BUILDING ASSOCIATES
(Name of Subject Company)

PETER L. MALKIN
on behalf of Empire State Building Associates
(Name of Person Filing Statement)

Participations In the Partnership Interests of the Partners
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
_________________________

Peter L. Malkin
Wien & Malkin LLP
60 East 42nd Street
New York, New York 10165-0015
 (212) 687-8700

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

Copy to:

EDWARD BRODSKY, ESQ.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
(212) 969-3000





Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9.


Item 1. Security and Subject Company

The name of the subject partnership is Empire State Building
Associates, a New York general partnership ("Associates"), and the address of its principal executive office is 60 East 42nd Street, New York, New York 10165. The title of the class of equity securities to which this statement relates is participations ("Participations") in the partnership interests in Associates held by the Partners (as defined below).


Item 2. Tender Offer of the Bidder

This statement relates to the unsolicited tender offer being made by Empire State Liquidity Fund LLC, a Delaware limited liability company ("ESL" or the "Offeror"). The tender offer by ESL is an offer to purchase up to 160 Participations at a purchase price of $22,500 per Participation. The terms and conditions of the offer to purchase are set forth in a letter, dated July 29, 1997. The letter and the form of Assignment and Transfer included therewith (together, the "Offer") state the address of ESL as c/o MacKenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010 (a copy of the Offer is attached hereto as Exhibit A).


Item 3. Identity and Background

(a) The name and business address of the person filing this statement is Peter L. Malkin on behalf of Associates, c/o Wien & Malkin LLP, 60 East 42nd Street, New York, New York 10165-0015.

(b)(i) Associates is a partnership which was organized on July 11, 1961; it holds the tenant's interest in a master operating leasehold upon the Empire State Building (the "Building") and of the land thereunder, located at 350 Fifth Avenue, New York, New York (collectively, the "Property"). Associates subleases the Building to Empire State Building Company (the "Sublessee") pursuant to a net operating sublease (the "Sublease") with a term and renewal options essentially coextensive with those contained in the master lease.

Associates' partners are Peter L. Malkin, Stanley Katzman and John L. Loehr (individually, a "Partner" and, collectively, the "Partners"), each of whom also acts as an Agent for Participants in their respective partnership interests in Associates.

Sublessee is a partnership in which Peter L. Malkin is a partner. The Partners in Associates are also members of the law firm of Wien & Malkin LLP, 60 East 42nd Street, New York, New York, which is supervisor ("Supervisor") to Associates and to Sublessee. The services provided to Associates by Supervisor include administrative services and financial services. Wien & Malkin LLP also serves as counsel to Associates. The services include supervising the operation and management of the Building by the exclusive managing and leasing agent, including marketing, rentals, capital improvements and maintenance of the Building, performing physical inspections of the Building, maintaining all of Associates' partnership records, reviewing insurance coverage and preparing for and conducting annual partnership meetings. Financial services include monthly receipt of rent from the Sublessee, payment of mortgage charges, ground rents and real estate taxes, payment of monthly and additional distributions, and active review of financial statements audited by and tax information prepared by Associates' independent certified public accountant, and distribution of such materials to the Participants.

No remuneration was paid during the fiscal year ended
December 31, 1996 by Associates to any of the Partners as such. Associates pays Supervisor for services and disbursements, fees of $100,000 per annum plus 6% of all sums distributed to the Participants in excess of 9% per annum on their original cash investment. Pursuant to such arrangements described herein, Associates paid the Supervisor $159,417 for services rendered during the fiscal year ended December 31, 1996. Services include, among other items, the preparation of reports and related documentation required by the Securities and Exchange Commission, the monitoring of all areas of federal and local securities law compliance, the preparation of certain financial reports, as well as the supervision of accounting and other documentation related to the administration of Associates' business. Out of its fees, Supervisor paid all disbursements and costs of regular accounting services.

As stated above, Mr. Peter L. Malkin, Mr. Stanley Katzman and Mr. John L. Loehr are the three Partners of Associates and also act as Agents for the Participants in their respective partnership interests. Mr. Malkin is also a partner in Sublessee. As a consequence of one of the three Partners being a partner in Sublessee and all three Partners being members of Wien & Malkin LLP (which represents Associates and Sublessee), all as disclosed in the original prospectus and repeatedly thereafter, certain conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective participating agreements pursuant to which the Partners act as Agents for the Participants, certain transactions require the prior consent from Participants owning a specified interest under the agreement in order for the Agents to act on their behalf. Such transactions include modifications and extensions of the Sublease, or a sale or other disposition of the Property or substantially all of Associates' other assets.

(b)(ii)   Except as disclosed herein, to the best knowledge of Mr.
Malkin, there is no material agreement, arrangement, understanding, or any actual or potential conflict of interest between (i) Mr. Malkin and Associates and its affiliates or Agents or (ii) Mr. Malkin and ESL, its executive officers, directors or affiliates. ESL has proceeded in this matter without notice to Mr. Malkin or to Wien & Malkin LLP.


Item 4.         The Solicitation or Recommendation

(a)     Recommendation.

As Supervisor of Associates, Wien & Malkin LLP continues to recommend to all holders of Participations ("Participants") that they retain their participations as long term income producing investments as originally intended when the investment was created in 1961.




(b)     Background and Reasons for the Recommendation.

The recommendation described in Item 4(a) above is based on the following information:

i.      The principals of Offeror have not been disclosed.

ii. Among other things, the name used by Offeror and Offeror's use of mailing labels that prominently display the initials of the Partners and Agents in Associates have mislead several Participants to believe that Offeror is affiliated with Supervisor; it is not.

iii. The Offer from ESL does not indicate the tax impact of a sale of a Participation. As of June 30, 1997, the tax basis of a $10,000 Participation held by an original Participant was approximately $1,000. For many (if not most) Participants, a sale could have significant tax impact. This is an important matter which Participants should review with their tax advisors.

iv. Most of the major improvement program at the Building is substantially complete. Therefore, it is anticipated that the operating cash profit of the Sublessee for 1997 and future years will improve, with the likelihood that coverage rent will be payable by the Sublessee and extra distributions will be received by Participants for 1997 in February 1998 and thereafter annually in increasing amounts.

v. The lawsuit brought by Julien J. Studley against Associates, the Agents and Wien & Malkin LLP has been dismissed. Mr. Studley has filed a Notice of Appeal. If he pursues an appeal, the Agents and Wien & Malkin LLP intend to oppose it. The litigation involving companies related to Donald J. Trump remains pending with a trial expected in 1998. A successful conclusion of that matter will eliminate extraordinary costs of litigation and further enhance profits.

vi. The Offeror's materials state that its acceptance of and payment for Participations will be conditioned upon confirmation by Associates that transfers are effective. Associates and the Partners, as Agents for the Participants, have had no contact with Offeror, have no knowledge concerning its principals, and have not established any procedure to determine the effectiveness of such transfers.

vii. It appears to Mr. Malkin that the future prospects for the property and for distributions to Participants are very favorable.


Item 5. Persons Retained, Employed or to Be Compensated.

Neither Associates, nor Mr. Malkin nor any person acting on behalf of Associates has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Participants on behalf of Associates or Mr. Malkin concerning the Offer.



Item 6. Recent Transactions and Intent with Respect to Securities

(a) No transaction in the Participations have been effected during the past 60 days by Associates or, to the knowledge of Associates, by any Partner or any of Associates' current or former Agents or affiliates.

(b)     To the best knowledge of Associates, no Partner, Agent or
affiliate currently     intends to tender pursuant to the
Offer any Participations beneficially owned by them.


Item 7. Certain Negotiations and Transactions by the Subject Company.

None.


Item 8. Additional Information to be Furnished

None.


Item 9.         Material to be Filed as Exhibits

(a)     Offer mailed to Participants by ESL dated July 29, 1997.

(b) Form of Letter mailed to Participants by Peter L. Malkin, dated July 31, 1997.

(c)     Form of Letter mailed to ESL by Peter L. Malkin, dated
August 1, 1997.

(d)     Form of letter to be sent to ESL by Peter L. Malkin, dated
August 8, 1997.

(e)     Form of letter to be mailed to Participants by Peter L.
Malkin, dated August 11, 1997.





	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  August  7, 1997
EMPIRE STATE BUILDING ASSOCIATES


By:  /s/Peter L. Malkin
Name:  Peter L. Malkin
Title: Partner



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